CONFIDENTIAL TREATMENT REQUESTED BY POPULAR, INC.
PO Box 362708 San Juan, Puerto Rico 00936-2708 Teléfonos (787) 765-9800, 751-9800

October 7, 2015

Ms. Stephanie Sullivan

Senior Assistant Chief Accountant

Office of Financial Services II

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Popular, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 2, 2015

Form 10-Q for the Quarter Ended June 30, 2015

Filed August 10, 2015

File No. 001-34084

Dear Ms. Sullivan:

Reference is made to your letter dated September 23, 2015. Included below are our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Popular, Inc.’s (the “Corporation”) Form 10-K for the year ended December 31, 2014 filed on March 2, 2015 (the “Form 10-K”) and Form 10-Q for the quarter ended June 30, 2015 filed on August 10, 2015 (the “Form 10-Q”).1

In responding to the Staff’s comments, the Corporation acknowledges the following:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1  Certain confidential portions of this letter have been omitted by means of redacting a portion of the text. The Corporation is seeking confidential treatment of such confidential portions under Rule 83. This letter is being filed separately with the Commission without redactions in connection with such confidential treatment request. *[REDACTED]* denotes that text has been omitted and is the subject of a confidential treatment request.

CONFIDENTIAL TREATMENT REQUESTED BY POPULAR, INC.

Ms. Stephanie Sullivan

Senior Executive Chief Accountant

U.S. Securities and Exchange Commission

October 7, 2015

Form 10-K for the Year Ended December 31, 2014

Critical Accounting Policies and Estimates, page 72

Acquisition Accounting for Covered Loans and Related Indemnification Asset, page 80

1.

We note your disclosure on page 81 where you state that each loan pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows. You also state that once the pools are defined, you maintain the integrity of the pool of multiple loans accounted for as a single asset. Pursuant to your response letter to the staff dated November 12, 2010, we note that as part of your acquisition accounting you created 70 multi-loan pools and 23 single-loan pools consisting principally of individual larger balance commercial credits. Please tell us how and when loans are removed from the pools at the time of sale or foreclosure. As part of your response, it may be helpful to include illustrative examples of the accounting applied to the pools.

Management’s Response:

The bulk of the activity related to the removal of loans from the pools has been driven by foreclosures and pay-offs, since the Corporation has not executed any sales of loans subject to the non-single family shared-loss agreement since 2010. Popular follows the guidelines established by Accounting Standard Codification (“ASC”) 310-30-40-1 and 40-2 when removing loans from the different pools, and therefore removes the carrying value of a loan when the loan is foreclosed or when assets are otherwise received in satisfaction of the loan.

To determine how a loan is removed from a pool, as a result of a foreclosure for example, it is important to consider the methodology used to forecast the cash flow for each pool. The Corporation forecasts the cash flow for each pool at the individual loan level and then aggregates them to derive the pool level expected cash flow. For collateral dependent loans, the Corporation forecasts the cash flows based on the estimated fair value of the collateral. Therefore, when removing a loan from a pool , the loan is removed at its carrying value, which approximates the estimated fair value of the collateral, for collateral dependent loans, at the time the Other Real Estate Owned (OREO) is recognized. The removal of the loan under these circumstances does not impact the accretion rate of the pool at the time of foreclosure, but rather reduces the pool’s carrying value for an amount equal to the estimated fair value of the collateral which is the carrying value of the loan.

The Corporation’s ASC 310-30 portfolios are subject to a quarterly loss reassessment process (“recast”). As a result of this recast, expected cash flows are reassessed for each pool on a quarterly basis taking into consideration the most recent loss estimate. This process generates the new accretion rate based on the cash flow expectation, as well as either impairments or impairment reversals, depending on the circumstances. After the recasts are completed, each pool will have the discount/allowance that is appropriate based on the expected cash flows.

CONFIDENTIAL TREATMENT REQUESTED BY POPULAR, INC.

Ms. Stephanie Sullivan

Senior Executive Chief Accountant

U.S. Securities and Exchange Commission

October 7, 2015

Notes to Consolidated Financial Statements, page 182

Allowance for Loan Losses, page 189

2.

We note your disclosure at the bottom of page 189 that you reflect the effect of environmental factors on each loan group as an adjustment that, as appropriate, increases the historical loss rates applied to each group. We also note your disclosure on page 190 that during the second quarter of 2014, you revised the application of environmental factors to the historical loss rates to consider the last 12 months of the applicable credit and macroeconomic indicators applied as an incremental adjustment to account for emerging risks not necessarily considered in the historical loss rates. Please respond to the following:

•

Clarify whether environmental factors only increase the historical loss rates applied to each group, or whether they could also decrease the historical loss rates depending on the trends in the environmental factors.

Management’s Response:

As disclosed in Form 10-Q for the quarter ended June 30, 2014 and Form 10-K for the year end December 31, 2014, during the second quarter of 2014, Management revised how it applies the general reserve methodology’s environmental factors adjustments to historical loss rates. This revision included changing the environmental factors to an adjustment that can only increase historical loss rates when appropriate. As such, starting with the quarter ended on June 30, 2014, environmental factors are a historical loss rate incremental adjustment that cannot decrease historical loss rates. Prior to this change in estimate, environmental factors could decrease historical loss rates if those factors suggested improving credit or economic trends.

•

Quantify the effect of the environmental factors to your general reserves. In this regard, we note that the review and recalibration of environmental factors decreased the general allowance by $17 million at June 30, 2014.

Management’s Response:

As of June 30, 2014, the general reserve methodology’s environmental factors represented *[REDACTED]* of total general reserves or *[REDACTED]* of total reserves.

•	Clarify and contrast how the environmental factors were applied to the historical loss rates before and after the change made during the second quarter of 2014.

CONFIDENTIAL TREATMENT REQUESTED BY POPULAR, INC.

Ms. Stephanie Sullivan

Senior Executive Chief Accountant

U.S. Securities and Exchange Commission

October 7, 2015

Management’s Response:

As discussed above, during the second quarter of 2014, Management revised how it applies the general reserve methodology’s environmental factors adjustments to historical loss rates. This ehnancement included: (1) changing the environmental factors to an incremental adjustment only; and (2) revising the environmental factors adjustments so that in addition to the current value of the applicable credit or economic indicator, it considers the last 12 month trend of such indicator. The environmental factor adjustment uses the current value of the applicable credit or economic indicator only when worse than the last 12 month trend of the respective indicator. This ensures that reductions in reserves are reflected when improvements in credit or economic trends are observed over a sustained period of time. Prior to this change in estimate, the environmental factor adjustment considered only the current value of the respective credit or economic indicator.

Form 10-Q for the Quarter Ended June 30, 2015

Note 10 - Investment securities Held-to-Maturity, page 29

3.	We note that you recognized a $14.4 million impairment charge on available-for-sale classified obligations from the Puerto Rico government and its political subdivisions which you disclose on page 28 was entirely attributed to estimated credit losses. We also note that as of June 30, 2015 you have $21.1 million of gross unrealized losses on held-to-maturity obligations from the Puerto Rico government and its political subdivisions with a total fair value of $37.2 million. Please respond to the following:

•

Compare and contrast the nature of these held-to-maturity securities with unrealized losses with the ones classified as available-for-sale and for which you recorded an impairment charge at June 30, 2015.

•

Describe any differences in payment priorities for each of the different securities that have unrealized losses in the held-to-maturity category versus the securities in the available-for-sale category that were impaired.

•

Given that the held-to-maturity securities are not rated by a credit rating agency, please tell us the nature of the information reviewed to conclude the securities are not credit impaired. As part of your response, describe any trends noted in the information reviewed and tell us whether periodic principal payments are due on the securities prior to the maturity dates disclosed in the footnote.

CONFIDENTIAL TREATMENT REQUESTED BY POPULAR, INC.

Ms. Stephanie Sullivan

Senior Executive Chief Accountant

U.S. Securities and Exchange Commission

October 7, 2015

Management’s Response:

Available-for-sale portfolio (securities other- than- temporarily impaired)

The other-than-temporary impairment charge of $14.4 million recognized during the second quarter of 2015 related to uninsured general obligation bonds (“GO bonds”) of the Commonwealth of Puerto Rico (the “Commonwealth”) and bonds issued by the Puerto Rico Public Buildings Authority (“PBA bonds”), as follows:

*[REDACTED]*

GO bonds are issued by the Commonwealth and secured by a pledge of its full faith, credit and taxing power. The Commonwealth has also pledged its full faith, credit and taxing power to guarantee the bonds and notes of certain issuers, including the PBA bonds (commonly referred to as the “guaranteed debt”). The Puerto Rico Constitution establishes the payment priority enjoyed by the Commonwealth’s “public debt,” which includes GO bonds and Commonwealth guaranteed debt. It provides that, when available Commonwealth resources for a fiscal year are insufficient to cover the appropriations approved for such fiscal year, the payment of principal (amortization of principal ) and interest on the public debt will have a first claim on available Commonwealth resources.

PBA is authorized by legislation to have up to $4.7 billion in bonds guaranteed by the Commonwealth outstanding at any one time. All PBA bonds outstanding are guaranteed by the credit of the Commonwealth and are considered “public debt” for purposes of the constitutional protections. PBA is authorized to construct, purchase or lease office, school, health, correctional and other facilities for lease to departments, public corporations, and instrumentalities of the Commonwealth. In addition to the Commonwealth guarantee, PBA bonds are secured by a pledge of the rents of the facilities leased by PBA to certain instrumentalities of the Commonwealth, which rent payments are also guaranteed by the Commonwealth. This protection comes into effect if, at any time during a fiscal year, the available resources for such fiscal year are insufficient to meet appropriations made for that year, provided, that at the start of the fiscal year, the Commonwealth’s budget was balanced as required by the PR Constitution. Pursuant to the PR Constitution, the Puerto Rico Secretary of the Treasury may be required to apply the available Commonwealth resources to the payment of interest on public debt and the amortization thereof at the suit of any holder of public debt. Thus, to the extent that any Commonwealth action results in the non-payment of public debt, the holders of public debt could seek mandamus relief against the Puerto Rico Secretary of the Treasury for the payment of such debt. As noted above, the security features of the GO bonds are applicable to the PBA bonds, which are considered public debt for purposes of the payment priority provisions of the PR Constitution.

Notwithstanding the protections established by the PR constitution regarding the priority of payment of the GO Bonds and PBA bonds, Puerto Rico’s fiscal and economic situation, particularly the Government’s declarations regarding its intention to pursue a comprehensive debt restructuring, led management to conclude that the unrealized loss on the GO bonds and the PBA bonds held by the Corporation is other-than-temporary.

CONFIDENTIAL TREATMENT REQUESTED BY POPULAR, INC.

Ms. Stephanie Sullivan

Senior Executive Chief Accountant

U.S. Securities and Exchange Commission

October 7, 2015

Held-to-maturity portfolio

The Corporation’s held-to-maturity portfolio includes certain bonds issued by municipalities of the Commonwealth, which as of June 30, 2015 had a book value of $58.6 million and account for an unrealized loss of $21 million. The municipalities of the Commonwealth – 78 municipalities – exercise legislative and administrative powers over municipal government, independent from the central government, by virtue of the Autonomous Municipalities Act of 1991. The municipalities included in the Corporation’s held-to-maturity portfolio are *[REDACTED]*.

The following table provides information on the portfolio of municipal securities held-to-maturity with unrealized losses:

*[REDACTED]*

Included in the table above is a credit facility with a book value of approximately $16 million as of June 30, 2015, from the municipality of *[REDACTED]*, which has variable scheduled annual payments until the year 2027. The remaining bonds included in the table above have scheduled principal repayments at maturity.

The Corporation’s underwriting for municipalities is based on identifiable sources of repayment, payment priorities, debt service coverage, fiscal management and political stability.

The major sources of revenues for municipalities are their real and personal property tax bases, municipal excise taxes or “patentes” and 1% of sales and use tax. Real property and personal property taxes are collected by the Municipal Revenues Collection Center (“CRIM”), an independent entity, while “patentes” and the sales and use tax are generally collected by the municipalities (except for certain municipalities for which the sales and use tax is collected by the Department of the Treasury).

The exposure to municipalities in the Corporation’s investment portfolio is limited to municipal general obligation bonds (“Municipal GOs”) for which the good faith, credit and unlimited taxing power of each municipality is pledged. Pursuant to the Municipal Finance Act, a municipality may not issue Municipal GOs if the aggregate amount of such Municipal GOs proposed to be issued together with the then outstanding Municipal GOs exceeds 10% of the total appraised value of all exempt and non-exempt property in such municipality. The unlimited authority of municipalities to impose taxes is charged with the punctual payment of the principal and interest on Municipal GOs. The Municipal Finance Act also establishes a first lien on the taxes imposed by a municipality on the value of property, including the CAE,2 as security for the payment of the principal and interest on such municipality’s Municipal GOs.

2   The Municipal Finance Act authorizes municipalities to impose the following property taxes: (i) the “Contribución Adicional Especial” (“CAE”), without limitation as to rate or amount, which is available primarily for the payment of a municipality’s GOs, and (ii) a basic property tax (“Basic Tax”) to fund operating expenses, up to a maximum amount of 6% of the assessed valuation on all real property within such municipality and up to a maximum amount of 4% of the assessed valuation on all personal property within such municipality.

CONFIDENTIAL TREATMENT REQUESTED BY POPULAR, INC.

Ms. Stephanie Sullivan

Senior Executive Chief Accountant

U.S. Securities and Exchange Commission

October 7, 2015

In contrast to the bonds for which the impairment charge was recorded, as detailed above, the municipal bonds in the Corporation’s held-to-maturity portfolio constitute general obligations of the respective municipalities and the revenue stream identified for the repayment of these bonds is not dependent on the financial condition of the central government. In addition, they are not guaranteed by the Commonwealth.

These held-to-maturity securities are not rated by a credit rating agency. The Corporation’s Credit Risk Management Division (“CCRMD”) periodically revises the credit profile for each of the municipalities in the portfolio. As part of this analysis, the CCRMD reviews the most recent audited financial statements and quantitative and qualitative factors, such as debt service coverage, current ratio, operating profit margin and leverage ratio, as well as the municipalities’ management and credit experience. The most recent risk assessment by CCRMD reflected a classification of Pass”, for the three municipalities on this portfolio.

Based on the foregoing, the source of repayment and structural protections associated with the bonds issued by the Puerto Rico municipalities are distinguishable from the public debt of the Commonwealth of Puerto Rico. Based on the analysis performed on these issuers, the Corporation determined that the unrealized loss for these securities was not other-than-temporary.

•

We note from page 92 that you had at least one non-accrual public sector credit classified as nonaccrual that you tried to sell but did not get approval from the agent bank. Please clarify where this credit is now classified, and tell us how this credit differs from the other municipalities in Puerto Rico where you state on page 92 that they are required by law to levy special property taxes in such amounts as shall be required to for the payment of all of its general obligation bonds and loans.

Management’s Response:

Puerto Rico Electric Power Authority (“PREPA”)

As noted in the Geographic and Government Risk section of the MD&A, during the quarter ended June 30, 2015, Banco Popular de Puerto Rico, the Corporation’s Puerto Rico banking subsidiary (“BPPR”), agreed to sell to an unaffiliated third party its $75 million loan part of a syndicated credit facility to PREPA. PREPA is a public corporation and an instrumentality of the Commonwealth of Puerto Rico that owns and operates Puerto Rico’s electric power system. The

CONFIDENTIAL TREATMENT REQUESTED BY POPULAR, INC.

Ms. Stephanie Sullivan

Senior Executive Chief Accountant

U.S. Securities and Exchange Commission

October 7, 2015

credit facility had a carrying amount of $45 million, net of charge-offs, as of June 30, 2015. As of June 30, 2015, BPPR’s participation in the credit facility was classified as a non-accrual loan held for sale.

The advances made under the syndicated credit facility are payable from PREPA’s revenues from the sale of electricity. The credit agreement provides that PREPA’s borrowings thereunder would be used for its working capital requirements, classified as “Current Expenses” under the Trust Agreement, dated as of January 1, 1974, as amended, by and between PREPA and U.S. Bank National Association, as successor trustee, pursuant to which PREPA has issued its bond debt. The credit agreement further provides that PREPA’s obligations thereunder are payable as “Current Expenses” subject to the priority of payments under the Trust Agreement. Under the Trust Agreement, “Current Expenses”, which constitute generally PREPA’s operational expenses, are payable prior to debt service on PREPA’s bond debt. The Trust Agreement also provides for the fixing and collecting by PREPA of rates and charges for the use of the services and facilities of its electric power system, sufficient for the payment of its “Current Expenses” and bond debt.

PREPA, which has been experiencing significant financial difficulties, is currently in negotiations to restructure its debt with its creditors and monoline insurers that insured a portion of its bonds. As part of those negotiations, the syndicated credit facility lenders and certain of PREPA’s bondholders have entered into forbearance agreements pursuant to which such bondholders and banks agreed to forbear from exercising their rights against PREPA resulting from certain specified defaults until October 15, 2015. Discussions between PREPA, its creditors and bond insurers regarding a debt restructuring and comprehensive recovery plan are ongoing, but to date, no final agreement has been reached with the forbearing creditors or the bond insurers, and there can be no assurance that an agreement will be reached.

Note 13 - FDIC Loss Share Asset and True-Up Payment Obligation, page 68

4.

We note the disclosure of the fair value (carrying amount) and undiscounted amount of your estimated true-up payment obligation as of June 30, 2015. We also note your disclosure on page 110 where you disclose the nature of the unobservable inputs that go into the calculation of this Level 3 liability. Lastly, we note that the fair value of this obligation has not changed significantly in the past three years. Please tell us in more detail the main driver of this true-up obligation, and whether the value is principally driven from the commercial loss sharing agreement (LSA) or the residential LSA. Additionally, in light of the completion of the commercial LSA, please tell us whether you would expect further significant changes in the fair value of this obligation.

Management’s Response:

As disclosed within Note 13 – “FDIC loss share asset and true-up payment obligation”, the undiscounted true-up payment obligation is subject to a specific formula detailed within the loss

CONFIDENTIAL TREATMENT REQUESTED BY POPULAR, INC.

Ms. Stephanie Sullivan

Senior Executive Chief Accountant

U.S. Securities and Exchange Commission

October 7, 2015

sharing agreements. The formula has four major components: “intrinsic loss estimate,” “asset discount,” “cumulative shared-loss payments,” and the “cumulative servicing amounts,” and is summarized within the disclosure as follows:

“Under the loss sharing agreements, BPPR will pay to the FDIC 50% of the excess, if any, of: (i) 20% of the intrinsic loss estimate of $4.6 billion (or $925 million) (as determined by the FDIC), less (ii) the sum of: (A) 25% of the asset discount (per bid, or $1.1 billion); plus (B) 25% of the cumulative shared-loss payments (defined as the aggregate of all of the payments made or payable to BPPR minus the aggregate of all of the payments made or payable to the FDIC); plus (C) the sum of the period servicing amounts for every consecutive twelve-month period prior to and ending on the true-up measurement date in respect of each of the loss sharing agreements during which the loss sharing provisions of the applicable loss sharing agreement is in effect (defined as the product of the simple average of the principal amount of shared loss loans and shared loss assets at the beginning and end of such period times 1%)”

Two of these components, the cumulative shared loss payments and the cumulative servicing amount, are variable within the formula and drive the quarterly changes related to the undiscounted true-up obligation, the remaining two variables are static values derived from the loss sharing agreements.

In order to estimate the true-up obligation, actual and expected portfolio performance for loans under both the commercial and residential loss sharing agreements are contemplated. Projections for both the cumulative shared loss payments and the cumulative servicing amounts are derived from our quarterly loss reassessment process for loans accounted for under ASC 310-30.

However, given the fact that commercial loans represent the majority of the portfolio, their results will have a higher impact in the determination of the undiscounted true-up obligation. Once the undiscounted true-up payment obligation is determined, the fair value is estimated based on the contractual remaining term to settle the obligation and a discount rate that is composed of the sum of the interpolated US Treasury Note (“T Note”) and a risk premium. The interpolated term for the T Note is defined by the remaining term of the true-up payment obligation. Since the second quarter of 2014, when the Corporation completed its most recent senior unsecured debt issuance, the risk premium is determined by the trailing 12-month average spread of the Corporation’s outstanding senior unsecured debt (BPOP 7% 7/01/19) over the equivalent T Note. This discount rate is updated on a quarterly basis. The following table presents the different components used to derive the fair value of the true-up payment obligation at different points in time from 2013 through 2015:

CONFIDENTIAL TREATMENT REQUESTED BY POPULAR, INC.

Ms. Stephanie Sullivan

Senior Executive Chief Accountant

U.S. Securities and Exchange Commission

October 7, 2015

	Q2 2013	Q4 2013	Q2 2014	Q4 2014	Q2 2015
Undiscounted Liability	$183,107,637	$185,372,387	$192,738,075	$187,237,813	$172,026,146
FV	118,770,312	127,512,641	127,551,200	129,304,460	121,468,815
Mark	64.86%	68.79%	66.18%	69.06%	70.61%
Discount Rate	6.20%	5.77%	6.90%	6.75%	6.98%
Risk Premium	4.42%	3.32%	5.02%	5.02%	5.33%
UST	1.78%	2.45%	1.88%	1.73%	1.65%

The information presented in the table provides insight into the dynamics of the fair value calculation for the true-up payment, and assists in clarifying the reason why this fair value has not changed significantly during the past three years. At times, the movement of the different variables has the effect of offsetting changes that may be caused by another particular variable. One example of this can be seen within the fair value calculation for the second quarter of 2014. At that point, the methodology used to derive the risk premium for the discount rate was adjusted to contemplate the recent senior unsecured debt issuance. The increase in the risk premium component was the main factor driving the higher discount rate for that particular period. Although the increase in discount rate would have the effect of reducing the overall value, as can be seen through a lower mark, a reduction in the projected loss estimate (reflected as a reduction within the cumulative shared-loss payment component), as well as the increase within the cumulative servicing amount increased the undiscounted amount of the liability. This resulted in a fair value similar to the one reported at the end of 2013, although the mark experienced a reduction of 261bps.

Note 26 - Commitments and Contingencies, page 92

Business Concentrations, page 92

5.

We note your disclosure that you have $673 million outstanding from the Puerto Rico government and its instrumentalities and municipalities, of which $565 million consists of loans and $108 million consists of securities. We note that the maturity information related to these securities is available in Notes 9 and 10, however, we were unable to locate any maturity information related to the loans. Thus, please tell us, and revise future filings as appropriate, to provide maturity information for this loan portfolio.

Management’s Response:

The following table provides the carrying value and maturity information for the Corporation’s loans to the Puerto Rico Government and its instrumentalities:

CONFIDENTIAL TREATMENT REQUESTED BY POPULAR, INC.

Ms. Stephanie Sullivan

Senior Executive Chief Accountant

U.S. Securities and Exchange Commission

October 7, 2015

Carrying Value June 30, 2015
Public Corporations
Within 1 year	$ 134,995,909

Municipalities
Within 1 year	11,529,582
After 1 to 5 years	79,378,786
After 5 to 10 years	209,125,602
After 10 years	129,660,521

Total Municipalities	429,694,491

Total Direct Government Exposure	$ 564,690,400

We will revise our future filings to disclose the maturity information for this portfolio.

Other Significant Proceedings, page 95

6.

We note your discussion of the commercial loss share agreement with the FDIC on pages 96 and 97. However, it is not entirely clear how the amounts disclosed reconcile to each other in the separate discussions on these pages. For example, you disclose on page 96 that you had unreimbursed losses and expenses of $307.9 million under the commercial loss share agreement at June 30, 2015. You also state that you received a reimbursement of $78.9 million on July 22, 2015, and taking into consideration this reimbursement and claims submitted through that date, the total unreimbursed losses totaled $229.0 million, of which $177.8 million was submitted to the FDIC on July 30, 2015. Please respond to the following:

•	Clarify how you could have unreimbursed losses of only $229.0 million at July 30, 2015, when you had unreimbursed losses of $307.9 million as of June 30, 2015, received reimbursements of $78.9 million on July 22, 2015, but then submitted new claims in the amount of $177.8 million to the FDIC on July 30, 2015.

Management’s Response:

As of June 30, 2015, the Corporation had unreimbursed losses related to the commercial LSA of approximately $307.9 million. This amount includes losses incurred during the second quarter of 2015 that had not yet been invoiced to the FDIC as of end of quarter, as well as invoiced losses that had not been paid by the FDIC. Under the commercial LSA, BPPR must deliver to the FDIC a certificate invoicing losses no later than thirty days after the end of each calendar quarter. Therefore, the payment received during July 2015 of $78.9 million lowered the outstanding

CONFIDENTIAL TREATMENT REQUESTED BY POPULAR, INC.

Ms. Stephanie Sullivan

Senior Executive Chief Accountant

U.S. Securities and Exchange Commission

October 7, 2015

balance of $307.9 million to $229.0 million, and $177.8 million of the $229.0 million, were invoiced to the FDIC on July 30, 2015 but were already included in the unreimbursed losses at June 30 since the FDIC receivable is recorded when the charge-off is recognized.

•	Clarify how the above amounts relate to the $248.7 million of loans that are subject to the resolution of the arbitration proceedings as discussed on page 97.

Management’s Response:

The $248.7 million in loans represent the carrying value outstanding as of June 30, 2015 for the loans that generated the $141.3 million in losses subject to arbitration proceedings. In addition to the $141.3 million, the FDIC receivable account as of June 30, 2015 includes approximately $87.6 million in claims that are still pending to be collected from the FDIC. The $87.6 million in claims were included as part of the certificate that was submitted to the FDIC at the end of July 2015.

•	Confirm that the maximum charge that you could be required to take if you are unsuccessful in all of the FDIC arbitration proceedings is $141.3 million as of June 30, 2015.

Management’s Response:

The $141.3 million represents the amount recorded as of June 30, 2015, within the FDIC receivable, that is subject to the current arbitration proceedings. The amount is divided as follows: approximately $86.4 million relates to losses for loans subject to bulk sales, and $54.9 million pertains to real estate loans which BPPR restructured and consolidated (as discussed within the Other Significant Proceedings section of the Form 10-Q). However, the remaining amount of approximately $87.6 million of the total $229.0 million outstanding at June 30, 2015 is still pending to be collected from the FDIC and is still subject to the review from the FDIC, which could result in additional losses if the FDIC denies any of these claims.

•	You disclose on page 97 that if you are not able to receive reimbursement from the FDIC with respect to the disputed items, you could be required to make a material adjustment to the value of your loss share asset and the related true-up payment obligation to the FDIC. Please explain to us how and why the true-up payment obligation would be impacted from an unsuccessful outcome in the arbitration proceedings.

Management’s Response:

*[REDACTED]*

CONFIDENTIAL TREATMENT REQUESTED BY POPULAR, INC.

Ms. Stephanie Sullivan

Senior Executive Chief Accountant

U.S. Securities and Exchange Commission

October 7, 2015

*****

We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-756-3982 or Jorge J. García, Senior Vice President and Corporate Comptroller, at 787-765-9800 ext. 506101.

Sincerely,

/s/ Carlos J. Vázquez

Carlos J. Vázquez

Executive Vice President and

Chief Financial Officer